June 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
Attention: Barbara C. Jacobs, Assistant Director

Re:	Longtop Financial Technologies Limited Registration Statement on Form F-3 Filed May 15, 2009 File No. 333-159263

Form 20-F for the Period Ended March 31, 2008 Filed July 1, 2008 File No. 001-33722
Dear Ms. Jacobs:
     Our client Longtop Financial Technologies Limited, Cayman Islands corporation (“Longtop”), is filing with the Securities and Exchange Commission (the “SEC”) via EDGAR on the date hereof Amendment No. 1 to a Registration Statement on Form F-3 (the “Form F-3 Amendment No.1”) with revisions to Longtop’s Registration Statement on Form F-3 filed with the SEC on May 15, 2009.
     We are submitting this letter to the SEC’s Division of Corporation Finance (the “Staff”) on behalf of Longtop. The Form F-3 Amendment No. 1 and this letter together reflect Longtop’s responses to the comments contained in the letter from the Staff to Weizhou Lian dated June 9, 2009 (the “Comment Letter”). The Form F-3 Amendment No. 1 is marked to show changes from the text of the Form F-3 filed with the SEC on May 15, 2009.
     We have indicated in the relevant responses those revisions to the Form F-3 Amendment No. 1 that Longtop made in response to the Comment Letter.
     Longtop’s responses to the Comment Letter are set forth below. The responses are numbered so as to correspond to the comment numbers in the Comment Letter, adjusting page references to the Form F-3 Amendment for convenience of reference.

RESPONSES TO COMMENT LETTER
Form F-3
Selling Shareholders, page 9
Staff Comment

1.	For all selling shareholders that are legal entities, please identify by footnote or otherwise the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. For more information, please refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” and Question 240.04 of the Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K, which are available on the Commission’s website at http://www.sec.gov.

Longtop Response
     In accordance with the Staff’s comment, Longtop has identified by footnotes on pages 12 and 13 of the Form F-3 Amendment No. 1 the natural persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.
Staff Comment

2.	Please clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Longtop Response
     The Form F-3 Amendment No. 1 includes at page 11 disclosure indicating the broker-dealer status and affiliations of the selling shareholders.
Taxation, page 12
Staff Comment

3.	You have filed a tax opinion with your registration statement. In the lead-in to your taxation discussion, you state that you are summarizing “certain” material tax consequences. Please revise to indicate that all material tax consequences are discussed.

Longtop Response
     Longtop has revised the lead-in to the taxation discussion, on page 15 of the Form F-3 Amendment No. 1 to make it clear that the discussion is of “the material tax consequences” rather than “certain” material tax consequences of the acquisition, ownership and disposition of Longtop’s ADSs or ordinary shares.
Part II. Information Not Required in the Prospectus
Item 9. Exhibits, page II-1
Exhibit 5.1 Opinion of Conyers, Dill and Pearman
Staff Comment

4.	We understand that the ordinary shares in the form of American Depositary Shares have been issued to the selling shareholders. As such, it is unclear to us why the legality opinion needs to assume that “the Company received payment of the full consideration therefor upon issuance” of the shares. Please advise or revise.

Longtop Response
     Conyers, Dill and Pearman has informed us that it respectfully believes that Longtop’s receipt of full consideration for the shares is a necessary fact-based underpinning of its opinion that the shares are “validly issued, fully-paid and non-assessable.” To further clarify, Conyers has prepared a revised opinion, which is filed as Exhibit 5.1 with the Form F-3 Amendment No. 1, (i) to revise the referenced sentence in the opinion, that may have been a source of the lack of clarity as to this point, to read as follows: “The issue of the Shares has been duly authorised and the Shares are validly issued, fully paid and non-assessable (meaning that no further sums are payable to the Company with respect to the holding of such Shares)” and (ii) to add an assumption in clause (e) of the fourth paragraph of the opinion letter that “the subscription price for the Shares has been paid in full.”
Exhibit 8.1 Opinion of Goulston & Storrs, P.C., regarding certain U.S. Tax matters
Staff Comment

5.	When a short-form tax opinion is filed, the opinion and the prospectus must both state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is an accurate summary of the material tax consequences. Please revise the short-form opinion and your prospectus discussion. Regardless of whether the tax opinion is long or short- form, it must:
■	Clearly identify each material tax consequence being opined upon;

■	Set forth the author’s opinion as to each identified tax item;

■	Set forth the basis for the opinion; and

■	If counsel is unable to opine, state this fact clearly, provide a reason for counsel’s inability to opine and discuss the possible alternatives and risks to investors of each tax consequence.
Longtop Response
     The lead-in to the taxation discussion, on page 15 the Form F-3 Amendment No. 1 and this firm’s opinion have been revised in accordance with the Staff’s comment.
Signatures, page II-4
Staff Comment

6.	We note the filing does not include the signature of your controller or principal accounting officer. If Derek Palaschuk, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such. See Instructions 1 and 2 to the Signatures section of Form F-3. Please revise.

Longtop Response
     The caption of the signature of Derek Palaschuk has been revised in the Form F-3 Amendment No. 1 to indicate that Mr. Palaschuk is Longtop’s principal financial officer and principal accounting officer.

Form 20-F for the Fiscal Year Ended March 31, 2008
Item 15T, Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 101
Staff Comment

7.	Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule also requires that the disclosure controls and procedures be designed to ensure that “information required to be disclosed by an issuer... is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13 a-15(e).

Longtop Response
     Longtop has indicated that it wishes to inform the Staff supplementally that Longtop confirms that its management, including Weizhou Lian, its chief executive officer, and Derek Palaschuk, its chief financial officer, performed an evaluation of the effectiveness of the design and operation of Longtop’s disclosure controls and procedures, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934. Based on this evaluation, Longtop’s management, including its chief executive officer and its chief financial officer, concluded that, as of the end of the year covered by its Form 20-F for the year ended March 31, 2008, Longtop’s disclosure controls and procedures were effective at the reasonable assurance level to ensure information required to be disclosed in the reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed is accumulated and communicated to management, including Longtop’s chief executive officer and its chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Longtop also has indicated that it will ensure that its future filings include clear disclosure as to whether its disclosure controls and procedures meet all the requirements of Rule 13a-15(e).

Staff Comment

8.	As you state under “Limitations on Controls” that any control system can only provide reasonable assurance that the objectives of the control system are met, please provide in future filings and confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for the relevant period.

Longtop Response
     As stated in response to comment number 7 above, Longtop wishes to confirm to the Staff supplementally, that its management, including its chief executive officer and its chief financial officer, concluded that, as of the end of the period covered by its Form 20-F for the year ended March 31, 2008, its disclosure controls and procedures were effective at the reasonable assurance level, and will disclose in future filings whether its disclosure controls and procedures were effective at the reasonable assurance level at the end of the relevant period.
     Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter or the Form F-3 Amendment No. 1.

Sincerely,
/s/ Timothy B. Bancroft
Timothy B. Bancroft

Enclosures

cc:	Kevin Dougherty Weizhou Lian Derek Palaschuk Kurt J. Berney, Esq.